Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

We are a clinical-stage pharmaceutical company focused on the development of a portfolio of novel orally available small molecule drug candidates. Our business comprises of a pipeline of proprietary clinical and preclinical stage drug candidates that are being developed by our partners and internally. We or our partners are developing these clinical and preclinical stage proprietary drug candidates for diseases for which there are no approved therapies or where improved therapies are needed including post-stroke sensorimotor recovery, traumatic brain injury, or TBI, recovery, substance use disorder, or, SUD, and chronic cough. We also hold a 20% equity interest in a spin out company, Neurosterix US Holdings LLC, a private company developing a portfolio of preclinical stage proprietary drug candidates for schizophrenia, mood disorders and cognition.

Our lead development compound is dipraglurant, a metabotropic glutamate receptor subtype 5 negative allosteric modulator, or mGlu5 NAM, currently under evaluation for future development in post-stroke/TBI recovery. On April 30, 2025, we announced entering into an option and collaboration agreement with Sinntaxis AB for an exclusive license to intellectual property covering the use of mGlu5 inhibitors for the treatment of brain injury recovery. The agreement also includes a research collaboration under which the Sinntaxis team will complete evaluation of dipraglurant for the treatment of brain injury recovery.

Our second development compound, ADX71149 is a novel orally active metabotropic glutamate receptor subtype 2 positive allosteric modulator, or mGlu2 PAM. On July 22, 2024, we announced that our Partner Janssen terminated the development of drug candidate ADX71149, because the Phase 2 study did not achieve statistical significance for the primary endpoint. On April 17, 2025, we announced that our partner Janssen terminated our partnership agreement and returned to us the program including all related intellectual property to the Group. We are currently evaluating the future development of ADX71149.

Our third development program is GABAB PAM for substance use disorders. In 2024, we completed a funded research program to discover novel gamma-aminobutyric acid subtype-b positive allosteric modulators, or GABAB PAMs, for Indivior PLC, or Indivior. On August 27, 2024, Indivior selected a compound for future development in substance use disorder and undertakes all future development of their selected compound. On May 12, 2025, we announced that our partner, Indivior, had successfully completed IND enabling studies with their selected compound.

Our fourth development program is GABAB PAM for chronic cough. Under the terms of the agreement with Indivior, we have exercised our right to select a compound to advance our own independent GABAB PAM program for the treatment of chronic cough. On June 6, 2025, we announced robust anti-tussive activity of our selected compound in multiple preclinical models of chronic cough compared to reference drugs and are currently completing preclinical evaluation.

We cannot forecast with any degree of certainty which proprietary products or indications, if any, will be subject to future collaborative arrangements, in whole or in part, and how such arrangements would affect our development plan or capital requirements. To date, we have secured grants and other funding from government and non-governmental organizations. As we advance our clinical and preclinical programs, we will continue to apply for subsidies, grants and government or agency sponsored studies that could offset or reduce our development costs.

The development and commercialization of drugs is highly competitive. We compete with a variety of multinational pharmaceutical companies and specialized pharmaceutical companies, including products approved for marketing and/or drug candidates under development, for each of the drug candidates and each of the indications for which we are developing. Furthermore, government authorities in the United States, at the federal, state and local levels, and in other countries, extensively regulate, among other things, the research, development, testing, manufacture, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, import and export of pharmaceutical products, such as those we are developing. The processes for obtaining regulatory approvals in the United States and in foreign countries, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.

We were founded in May 2002 and completed our initial public offering of shares on the SIX Swiss Exchange in May 2007. On January 29, 2020, we listed American Depositary Shares (ADSs) representing our shares on the Nasdaq Stock Market following the United States Securities and Exchange Commission (SEC) having declared our registration statements on Forms F-1 and F-6 effective.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

On October 6, 2023, we filed a post-effective amendment to the form F-6 in Addex Therapeutics in order to change our ADS ratio from one ADS to six shares to a new ratio of one ADS to one hundred and twenty shares. The ADS ratio change has been effective since October 23, 2023 and had the same effect as a one to twenty ADS reverse split. The ADS ratio change had no impact on the Company’s underlying shares and was intended to enable the Company to regain compliance with the Nasdaq minimum bid price requirement of ADSs. On November 8, 2023, the company announced that it had received a written notification from Nasdaq confirming that the compliance had been regained.

Our operations to date have included organizing and staffing our company, raising capital, out-licensing rights to our research stage programs including our mGlu2 PAM and GABAB PAM programs and conducting preclinical studies and clinical trials.

As of June 30, 2025, we have generated CHF 66.8 million of revenue from the sale of license rights and conducting funded research activities for certain of our research programs. We have historically financed our operations mainly through the sale of equity. Through June 30, 2025, we had raised an aggregate of CHF 356.1 million of gross proceeds from the sale of equity.

We have incurred losses for a total amount of CHF 356.7 million since our inception. During the six-month period ended June 30, 2025, we incurred a net loss of CHF 3.3 million. During the same period ended June 30, 2024, we reported a net profit amounting to CHF 9.8 million for the six-month period ended June 30, 2024, primarily due to the sale of a part of our business (Neurosterix Transaction). We expect to continue to incur significant expenses and operating losses in the medium to long term. We anticipate that our expenses will increase significantly in connection with our ongoing and future activities as we:

●	continue to invest in our portfolio of preclinical and clinical stage programs;
●	hire additional research and development, and general and administrative personnel;
●	maintain, expand and protect our intellectual property portfolio;
●	identify and in-license or acquire additional drug candidates; and
●	incur additional costs associated with operating as a public company in the United States.

We will need substantial additional funding to support our operating activities as we advance our research and drug candidates through clinical development, seek regulatory approval and prepare for commercialization, if any, of our product candidates are approved. Adequate funding may not be available to us on acceptable terms, or at all.

We have no manufacturing facilities, and all of our manufacturing activities are contracted out to third parties. Additionally, we currently utilize third-party contractors to carry out a significant proportion of our research and development activities. Furthermore, we do not yet have a sales organization.

The Neurosterix Transaction

On April 2, 2024, we divested our allosteric modulator discovery platform and a portfolio of pre-clinical programs to a new Swiss company, Neurosterix Pharma Sàrl (equivalent to an LLC), focused on the discovery and development of novel orally available allosteric modulator drug candidates, including M4 PAM for schizophrenia, mGlu7NAM for stress related disorders and mGlu2NAM for mild neurocognitive disorders. In connection with the Transaction, we received gross proceeds of CHF 5.0 million and a 20% equity interest in Neurosterix US Holdings LLC, the parent company of Neurosterix Pharma Sàrl. Neurosterix US Holdings LLC received a total of USD 65.0 million in funding commitments from a syndicate of investors led by Perceptive Advisors from April 2, 2024 to the issuance date of these unaudited condensed consolidated financial statements.

The divestment of our discovery platform and early-stage programs includes the transfer of the associated research and development staff, with a service agreement to allow key members of staff to support us in achieving our business strategy at zero cost for us. During the first half of 2025, this agreement was not formally renewed, but Neurosterix agreed to allow the Group to have access to some employees and infrastructure at zero cost.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

License Agreement with Indivior

In January 2018, we entered into an agreement with Indivior for the discovery, development and commercialization of novel GABAB PAM compounds for the treatment of addiction and other CNS diseases. This agreement included the selected clinical candidate, ADX71441. In addition, Indivior agreed to fund a research program at Addex to discover novel GABAB PAM compounds.

Indivior has sole responsibility, including funding liability, for development of selected compounds under the agreement through preclinical and clinical trials, as well as registration procedures and commercialization, if any, worldwide. Indivior has the right to design development programs for selected compounds under the agreement. Through our participation in a joint development committee, we review, in an advisory capacity, any development programs designed by Indivior. However, Indivior has authority over all aspects of the development of such selected compounds.

Under terms of the agreement, we have granted Indivior an exclusive license to use relevant patents and knowhow in relation to the development and commercialization of drug candidates selected by Indivior. Subject to agreed conditions, Addex and Indivior jointly own all intellectual property rights that are jointly developed, and Addex or Indivior individually own all intellectual property rights that Addex or Indivior develop individually. Addex has retained the right to select compounds from the research program for further development in areas outside the interest of Indivior including chronic cough. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

In January 2018, under terms of the agreement, we received a non-refundable upfront fee of USD 5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441.

Separately, Indivior funded research at Addex, based on a research plan to mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. We agreed with Indivior to an initial research term and duration of two years with a funding of USD 4.0 million over the period for our R&D costs incurred, that can be extended by twelve-month increments. Following Indivior’s selection of one newly identified compound, Addex has the right to also select one additional newly identified compound. Addex was responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Addex selected compounds. The initial two-year research term ran from May 2018 to April 2020. In 2019, Indivior agreed to additional research funding of USD 1.6 million and on October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed to further additional research funding of USD 2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed additional research funding of CHF 3.7 million, of which CHF 2.7 million has been paid to us, and CHF 1.0 million paid directly by Indivior to third party suppliers that supported the funded research program. In August 2022, the research agreement was extended until March 31, 2023 with additional research funding of CHF 0.85 million. The reserved indications, where Addex retains exclusive rights to develop its own independent GABAB PAM program, were also expanded to include chronic cough. Effective November 1, 2022 the research term was extended until June 30, 2023 and Indivior agreed to additional research funding of CHF 0.95 million. Effective July 1, 2023, the research term was extended until June 30, 2024 and Indivior agreed to additional research funding of CHF 2.7 million including CHF 1.1 million received directly by us and CHF 1.6 million paid directly by Indivior to third party suppliers that are supporting the funded research program.

On August 27, 2024, Indivior selected a compound for future development in substance use disorders and now undertake all future development of their selected compound. Under the terms of the agreement, we have also exercised our right to select a compound to advance our own independent GABAB PAM program for the treatment of chronic cough. Under the license agreement, we are as well eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling USD 330 million. In addition, we are eligible for tiered royalties from high single digits to low double digits on net sales of applicable products on a country-by country-basis. The term of the royalty for each licensed product in any particular country commences on such product’s launch and ends on the latest of ten -year anniversary of launch, expiration of certain applicable patent rights, and expiration of certain applicable marketing or data exclusivity periods.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The contract contains two distinct material promises and performance obligations: (1) the selected compound ADX71441 which falls within the definition of a licensed compound, whose rights of use and benefits thereon was transferred in January 2018 and, (2) the research services to be conducted by Addex and funded by Indivior to discover novel GABAB PAM compounds for clinical development that may be discovered over the research term of the agreement and selected by Indivior.

Components of Results of Operations

Revenue

From the beginning of January 2017 through June 30, 2025, we recognized CHF 18.8 million as revenue primarily under our license agreement with Indivior. We do not have approval to market or commercialize any of our drug candidates, we have never generated revenue from the sale of products and we do not expect to generate any revenue from product sales for the foreseeable future. Prior to approval of a drug candidate, we will seek to generate revenue from a combination of license fees, milestone payments in connection with collaborative or strategic relationships, royalties resulting from the licensing of our drug candidates and payments from sponsored research and development activities as well as grants from governmental and non-governmental organizations.

Revenue from collaborative arrangements comprises the fair value for the sale of products and services, net of value added tax, rebates and discounts. Revenue from the rendering of services is recognized in the accounting period in which the services are rendered, by reference to completion of the specific transaction assessed on the basis of the actual service provided as a proportion of the total service to be provided. Revenue from collaborative arrangements may include the receipt of non-refundable license fees, milestone payments, and research and development payments. When we have continuing performance obligations under the terms of the arrangements, non-refundable fees and payments are recognized as revenue by reference to the completion of the performance obligation and the economic substance of the agreement.

Our revenue has varied, and we expect revenue to continue to vary, substantially from year to year, depending on the structure and timing of milestone events, as well as our development and commercialization strategies and those of our collaboration partners for our drug candidates. We, therefore, believe that historical period to period comparisons are not meaningful and should not be relied upon as an indicator of our future revenue and performance potential.

Other Income

From the beginning of January 2017 through June 2025, we recognized CHF 1.9 million as other income including CHF 1.2 million relating to grants from The Michael J. Fox Foundation for Parkinson’s Research, or MJFF, to finance certain clinical activities related to dipraglurant development in Parkinson’s disease levodopa-induced dyskinesia, or PD-LID, and other discovery activities.

In July 2019, we received a grant from Eurostars/Innosuisse for CHF 0.5 million to support our mGlu7 NAM program totally recognized as income as of December 31, 2021. The mGlu7 NAM program has been transferred to Neurosterix Pharma Sàrl on April 2, 2024.

In September 2023, we received a grant from Eurostars/Innosuisse for CHF 0.5 million to support the mGlu2 NAM program of which CHF 0.3 million were received in December 2023. We recognized CHF 38,401 from January 1, 2024 to April 2, 2024, the date when the program was transferred to Neurosterix Pharma Sàrl and recorded as discontinued operations. The remaining funds and deferred income of CHF 0.3 million recorded as assets and liabilities held for sale as of April 2, 2024 have been transferred to Neurosterix Pharma Sàrl.

Grants are recognized at their fair value where there is reasonable assurance that the grant will be received and that we will comply with all associated conditions. Grants relating to costs are recognized as other income in the statements of profit or loss over the period necessary to match them with the costs that they are intended to compensate.

During the six-month period ended June 30, 2025, we recognized the fair value of services received from Neurosterix Group at zero cost for CHF 0.1 million as other income and other operating expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Operating Expenses

Research and Development Costs

From the beginning of January 2017 through June 2025, we incurred CHF 67.4 million in research and development costs. They consist mainly of direct research costs, which include costs associated with the use of contract research organizations, or CROs, and consultants hired to assist on our research and development activities, personnel costs, share-based compensation for our employees and consultants, costs related to regulatory affairs and intellectual property, as well as depreciation for assets used in research and development activities. Following the Neurosterix Transaction executed on April 2, 2024, research and development costs no longer include personnel costs and share-based compensation for employees.

The research and development costs related to divested activities have been recognized in the statements of profit or loss under “Net loss from discontinued operations” from January 1, 2024 to the sale of a part of our business on April 2, 2024. We currently use our consultants and CRO’s across our research and development programs.

The following table provides a breakdown of our outsourced research and development costs that are directly attributable to the specified programs for the three-month and six-month periods ended June 30, 2025 and 2024:

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024

	(CHF in thousands)
GABAB PAM	64	133	93	260
Dipraglurant	1	51	4	104
Other programs	3	—	4	—
Total outsourced research and development costs	68	184	101	364

Our research and development expenses are low due to the Neurosterix Transaction. We have no ongoing self-funded clinical studies and in the medium and long term, our expenses may increase, particularly as we continue to the development of a GABAB PAM drug candidate, initiate further clinical trials and seek marketing approval for our drug candidates.

At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our drug candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales of our drug candidates. This is due to the numerous risks and uncertainties associated with developing such drug candidates, including:

●	uncertainty related to discovering clinical candidates;
●	uncertainty related to efficiently manufacturing and distributing drug products;
●	competitor intellectual property restraining our freedom to operate; and
●	timing of initiation, completion and outcome of further clinical trials;

In addition, the probability of success for any of our drug candidates will depend on numerous factors, including competition, manufacturing capabilities and commercial viability. A change in the outcome of any of these variables with respect to the development of any of our drug candidates would significantly change the costs, timing and viability associated with the development of that drug candidate.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

General and Administrative Costs

General and administrative costs consist primarily of personnel costs, including salaries, benefits and share-based compensation cost for our employees as well as corporate facility costs not otherwise included in research and development expenses, legal fees related to corporate matters and fees for accounting and financial or tax consulting services. Our general and administrative costs are lower due to the Neurosterix Transaction.

Finance Result, Net

Finance result net consists mainly of currency exchange differences, primarily related to U.S dollar currency exchange differences.

Net loss from discontinued operations

Net loss from discontinued operations has been recognized in the statements of profit or loss under “net loss from discontinued operations”. It primarily relates to research and development costs, general and administrative costs and finance result incurred from January 1, 2024 to the sale of a part of our business executed on April 2, 2024.

Share of net loss of investments accounted for using the equity method

We received an equity interest of 20% in Neurosterix US Holdings LLC as part of the Neurosterix Transaction. The equity interest has been recognized as an investment at fair value based on a financial valuation of Neurosterix Group. The carrying amount of the investment is going to be increased or decreased to recognize the share of profit or loss of Neurosterix Group and tested for impairment whenever events or changes in circumstances indicate that it may not be recoverable.

Analysis of Results of Operations

The following table presents our consolidated results of operations for the three-month and six-month periods ended June 30, 2025 and 2024:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024

	(CHF in thousands)
Revenue	—	115	—	349
Other income	36	—	107	1
Research and development costs	(234)	(339)	(391)	(584)
General and administrative costs	(535)	(675)	(1,056)	(1,453)
Operating loss from continuing operations	(733)	(899)	(1,340)	(1,687)
Finance income	—	(26)	—	27
Finance expense	6	(1)	(13)	(1)
Finance result	6	(27)	(13)	26
Share of net loss of investments accounted for using the equity method	(1,232)	(531)	(2,079)	(531)
Net profit / (loss) before tax	(1,959)	(1,457)	(3,432)	(2,192)
Income tax expense	—	—	—	—
Net profit / (loss) from continuing operations	(1,959)	(1,457)	(3,432)	(2,192)
Net profit from discontinued operations (attributable to equity holders of the Group)	118	14,336	118	11,983
Net profit / (loss) for the period	(1,841)	12,879	(3,314)	9,791

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Three Months Ended June 30, 2025 Compared to Three Months Ended June 30, 2024

Revenue

The following table sets forth our revenue in the three-month periods ended June 30, 2025 and 2024:

	For the three months ended
	June 30,
	2025	2024

	(CHF in thousands)
Collaborative research funding	—	115
Total	—	115

Revenue decreased by CHF 0.1 million in the three-month period ended June 30, 2025, compared to the three-month period ended June 30, 2024, primarily due to the completion of the research phase of our agreement with Indivior on June 30, 2024.

Other Income

The following table sets forth our other income in the three-month periods ended June 30, 2025 and 2024:

	For the three months ended
	June 30,
	2025	2024

	(CHF in thousands)
Fair value of services received at zero cost from Neurosterix Group	34	—
Other service income	2	—
Total	36	—

Other income primarily relates to the fair value of the services received at zero cost from Neurosterix Group.

Research and Development Expenses

The following table sets forth our research and development expenses in the three-month periods ended June 30, 2025 and 2024:

	For the three months ended
	June 30,
	2025	2024

	(CHF in thousands)
GABAB PAM	64	133
Dipraglurant	1	51
Other programs	3	—
Subtotal outsourced R&D per program	68	184
Depreciation and amortization	—	48
Patent maintenance and registration costs	54	68
Other operating costs	112	39
Subtotal unallocated R&D expenses	166	155
Total	234	339

Research and development expenses decreased by CHF 0.1 million in the three-month period ended June 30, 2025, compared to the three-month ended period June 30, 2024, primarily due to lower GABAB PAM outsourced R&D expenses as we completed the research phase of our agreement with Indivior on June 30, 2024.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

General and Administrative Costs

The following table sets forth our general and administrative costs in the three-month periods ended June 30, 2025 and 2024:

	For the three months ended
	June 30,
	2025	2024

	(CHF in thousands)
Staff costs	45	68
Professional fees	320	376
D&O Insurance	47	61
Other operating costs	123	170
Total	535	675

General and administrative costs decreased by CHF 0.1 million in the three-month period ended June 30, 2025, compared to the three-month period ended June 30, 2024, primarily due to decreased professional fees.

Share of net loss of investments accounted for using the equity method

	For the three months ended
	June 30,
	2025	2024

	(CHF in thousands)
Share of net loss for the period of Neurosterix’s Group	1,232	531
Total	1,232	531

The share of the net loss of Neurosterix’s Group increased by CHF 0.7 million in the three-month period ended June 30, 2025, compared to the three-month period ended June 30, 2024.

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

Revenue

The following table sets forth our revenue in the six-month periods ended June 30, 2025 and 2024:

	For the six months ended
	June 30,
	2025	2024

	(CHF in thousands)
Collaborative research funding	—	349
Total	—	349

Revenue decreased by CHF 0.3 million in the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024 primarily due to the completion of the research phase of our agreement with Indivior on June 30, 2024.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Other Income

The following table sets forth our other income in the six-month periods ended June 30, 2025 and 2024:

	For the six months ended
	June 30,
	2025	2024

	(CHF in thousands)
Fair value of services received at zero cost from Neurosterix Group	105	—
Other service income	2	1
Total	107	1

Other income increased by CHF 0.1 million in the six-month period ended June 30, 2025, compared to the six-month ended period June 30, 2024, primarily due to the fair value of the services received at zero cost from Neurosterix Group.

Research and Development Expenses

The following table sets forth our research and development expenses in the six-month periods ended June 30, 2025 and 2024:

	For the six months ended
	June 30,
	2025	2024

	(CHF in thousands)
GABAB PAM	93	260
Dipraglurant PD‑LID	4	104
Other programs	4	—
Subtotal outsourced R&D per program	101	364
Depreciation and amortization	—	48
Patent maintenance and registration costs	97	123
Other operating costs	193	49
Subtotal unallocated R&D expenses	290	220
Total	391	584

Research and development expenses decreased by CHF 0.2 million in the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024 , primarily due to lower GABAB PAM outsourced R&D expenses as we completed the research phase of our agreement with Indivior on June 30, 2024.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

General and Administrative Costs

The following table sets forth our general and administrative costs in the six-month periods ended June 30, 2025 and 2024:

	For the six months ended
	June 30,
	2025	2024

	(CHF in thousands)
Staff costs	146	137
Professional fees	622	828
D&O Insurance	92	112
Other operating costs	196	376
Total	1,056	1,453

General and administrative costs, decreased by CHF 0.4 million in the six-month period ended June 30, 2025, compared to the six-month period ended June 30, 2024, primarily due to decreased legal fees.

Share of net loss of investments accounted for using the equity method

	For the six months ended
	June 30,
	2025	2024

	(CHF in thousands)
Share of net loss for the period of the Neurosterix’s Group	2,079	531
Total	2,079	531

The share of the net loss of Neurosterix’s Group increased by CHF 1.5 million in the six-month period ended June 30, 2025, compared to the six-month period ended June 30, 2024.

Capital Resources

Since our inception through June 30, 2025, we have generated CHF 66.8 million of revenue and have incurred net losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity. From inception through June 30, 2025, we raised an aggregate of CHF 356.1 million of gross proceeds from the sale of equity.

We have also raised gross proceeds of CHF 5.0 million and acquired a 20% equity interest in Neurosterix US Holdings LLC as part of the Neurosterix Transaction executed on April 2, 2024. As at June 30, 2025, we had  CHF 2.3 million in cash and cash equivalents.

Our primary uses of cash are to fund operating expenses, which consist mainly of research and development expenditures and associated general and administrative costs. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the changes in our outstanding accounts payable and accrued expenses. We currently have no ongoing material financing commitments, such as lines of credit or guarantees.

In the medium and long term, we expect an increase of our expenses compared to the six-month period ended June 30, 2025, as we continue the development of our GABAB PAM chronic cough drug candidate, initiate further clinical trials and seek marketing approval for our drug candidates.

In addition, if we obtain marketing approval for any of our drug candidates, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

We expect our existing cash and cash equivalents at the issuance date of these unaudited condensed consolidated financial statements will enable us to fund our operating expenses and capital expenditure requirements through mid - June 2026. Our future viability is dependent on our ability to monetize our intellectual property portfolio and /or raise additional capital though public or private financings that may dilute existing shareholders. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

●	the scope, progress, results and costs of our ongoing and planned preclinical study for our GABAB PAM chronic cough drug candidate;
●	the timing and amount of milestone and royalty payments we may receive under our license agreements;
●	the extent to which we out-license, in-license, sell or acquire other drug candidates and technologies;
●	the number and development requirements of other drug candidates that we may pursue;
●	the costs, timing and outcome of regulatory review of our drug candidates;
●	cost associated with finding alternative suppliers due to geopolitical events such as the ongoing war in Ukraine;
●	the costs associated with building out our operations; and
●	the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for any of our drug candidates for which we receive marketing approval.

Identifying potential drug candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our drug candidates, if approved, may not achieve commercial success. Our revenue, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all.

Until such time, if ever, as we can generate substantial product revenue, we may finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market drug candidates that we would otherwise prefer to develop and market ourselves.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following table shows a summary of our cash flows of the continuing operations for the periods indicated:

	For the six months ended
	June 30,
	2025	2024

	(CHF in thousands)
Net cash flows used in operating activities	(1,018)	(1,951)
Net cash flow used in investing activities	(795)	—
Net cash flows from financing activities	747	176
Net cash used in continuing activities	(1,066)	(1,775)

Operating activities of continuing activities

Net cash flows from or used in operating activities consist of the net loss from continuing operations adjusted for changes in net working capital (current assets less current liabilities), and for non-cash items such as depreciation, the value of share-based services and changes in post-employment benefits.

During the six-month period ended June 30, 2025, operating activities used CHF 1.0 million of cash primarily due to our continued net loss of CHF 3.4 million in continuing operations partially offset by a decreased net working capital of CHF 0.3 million and non-cash items of CHF 2.1 million primarily related to the share of the net loss of Neurosterix’s Group for CHF 2.1 million.

During the six-month period ended June 30, 2024, continuing operating activities used CHF 2.0 million of cash primarily due to our net loss from continuing operations of CHF 2.2 million and an increased net working capital of CHF 0.4 million partially offset by the share of the net loss of Neurosterix’s Group of CHF 0.5 million and non-cash items of CHF 0.2 million including share-based services of CHF 0.1 million and depreciation of intangible assets of CHF 0.1 million. During the same period, the increased net working capital is mainly due to increased prepayments for CHF 0.1 million and decreased trade payables and accruals for CHF 0.2 million.

Investing activities of continuing activities

Net cash flows used in investing activities consists primarily of investments in equity interest.

During the six-month period ended June 30, 2025, cash used in continuing investing activities amounted to CHF 0.8 million due to the equity investment in Stalicla Ltd. During the six-month period ended June 30, 2024, cash used in continuing investing activities was nil.

Financing activities of continuing activities

Net cash flows from financing activities, primarily consists of proceeds from the sale of equity securities.

During the six-month period ended June 30, 2025, net cash flows from financing activities amounted to CHF 0.7 million and primarily related to the net proceeds from the sale of treasury shares.

During the six-month period ended June 30, 2024, net cash flows from financing activities amount to CHF 0.2 million and primarily relate to the net proceeds from the sale of treasury shares through our sale agency agreement with Kepler Cheuvreux.

Off-Balance Sheet Arrangements

As of the date of the discussion and analysis and during the period presented, we did not have, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the U.S. Securities and Exchange Commission.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our unaudited interim condensed consolidated financial statements, which we have prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board.

Recent Accounting Pronouncements

The adoption of IFRS standards as issued by the IASB and interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2025 had no material impact on our financial position or disclosures made in our unaudited interim condensed consolidated financial statements.

JOBS Act Transition Period

Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, including without limitation, (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until December 31, 2025.